Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

VIA EDGAR

March 1, 2012

David Link

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549-3561

Re: Skookum Safety Solutions Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 1, 2011

File No. 333-178464

Dear Mr. Link:

We write on behalf of Skookum Safety Solutions Corp. (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated February 16, 2012 by John Reynolds, Assistant Director of the Commission’s Division of Corporation Finance commenting on the Company’s Registration Statement on Form S-1 filed February 1, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Form S-1/A, filed February 1, 2012

risk factors

“if our shares are quoted on the over-the-counter bulletin board…”, page 11

1.       We note your revised disclosure in response to comment six of our letter dated January 10, 2012. Please further revise your disclosure to clarify that it is the company’s obligation to remain current in its reporting obligation because it is a reporting company upon effectiveness of its registration statement, rather than simply for your shares to be eligible for quotation on the over-the-counter bulletin board.

In response to this comment, the Company clarified that it is required to remain current in its reporting obligations required by Section 15(d) of the Exchange Act and the SEC Rules promulgated under the Exchange Act.

2.       We note your response to comment 7. Please revise your risk factor “Because purchasers in this offering will experience immediate and substantial dilution …” to indicate that new investors will experience dilution of approximately $.064 per share.

In response to this comment, the Company revised the disclosure to indicate that investors in the offering will experience immediate and substantial dilution of approximately $0.064 per share.

Use of Proceeds, page 12

3.       We note your response to comment eight of our letter dated January 10, 2012 and we partially reissue the comment. Please clearly disclose that the company will not be using any proceeds to pay the chief executive officer.

In response to this comment, the Company revised its disclosure to state that the Company will not be using any proceeds to pay the Chief Executive Officer.

Description of Business, page 18

4.       We note your revised disclosure in response to comment 12 of our letter dated January 10, 2012 and we partially reissue the comment. As we note that you are “in the process of seeking developing the product design, seeking manufacturers and planning marketing strategies” we again ask that you revise to disclosure whether you have had any discussions with any third parties regarding these activities.

In response to this comment, the Company revised its disclosure to state that it has held discussions on all three activities, but no agreement has yet been signed.

5.       We note your revised disclosure in response to comment 16 of our letter dated January 10, 2012 regarding FDA regulation of in-crib products. However, we are unable to access the given website. Please revise accordingly. We may have further comment.

In response to this comment, please note there are 2 separate websites provided. Please cut and paste one at a time and you should be able to pull up both.

Market for Common Equity and Related Stockholder Matters, page 27

6.       We note your revised disclosure and your response to comment 11 of our letter dated January 10, 2012 and we reissue the comment. Please clarify your number of shareholders of record. In this regard, we note you state that you have one shareholder of record on page 28.

In response to this comment, the Company revised its disclosure in Market for Common Equity and Related Stockholder Matters to state there are 40 shareholders of record.

2

Management’s Discussion and Analysis, page 30

Sales and Distribution Strategy, page 31

7.       We note your revised disclosure regarding comment 23 of our letter dated January 10, 2012 and we partially reissue the comment. Please revise to clarify whether you plan to address the conference information within the next 12 months and if you do not, please state this is the case. Currently, the conferences are addressed in the milestone list but merely include a cross reference to the original discussion. Please clarify.

In response to this comment, the Company clarified that it plans to attend conferences and events and develop a fully functioning e-commerce website in the next twelve months.

Liquidity and Capital Resources, page 33

8.       We reissue comment 24 of our letter dated January 10, 2012. Please revise to clarify the prepaid expenses and the accrued expenses noted in this discussion.

In response to this comment, the Company clarified the prepaid expenses and accrued expenses.

Part II

Undertakings, page 41

9.       It is unclear why you do not include the undertakings outlined by Items 512(a)(5) and (a)(6). Please revise or advise.

In response to this comment, the Company included the undertakings outlined by Items 512(a)(5) and (a)(6), but there were set forth out of order. The Company included them in order.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 312-6255.

Sincerely,

/s/ Scott Doney

Scott Doney, Esq.